Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2025 RESULTS
Rogers reports continued growth in subscribers and financials, including strong margin improvement year-over-year despite slowing market

Delivers significant balance sheet deleveraging with announced $7 billion minority equity investment in April; debt leverage ratio1 expected to be 3.6x vs. 5.2x post-Shaw closing 24 months ago
•Company removes discount on dividend reinvestment plan shares

Positive consolidated financial results led by growth in service revenue and adjusted EBITDA
•Total service revenue and adjusted EBITDA both up 2%
•Consolidated adjusted EBITDA margin of 45%

Combined mobile phone and Internet net additions of 57,000
•Added 34,000 total mobile phone net subscriber additions, consisting of 11,000 postpaid and 23,000 prepaid
•Mobile phone blended ARPU of $56.94; postpaid mobile phone churn of 1.01%
•Wireless service revenue and adjusted EBITDA both up 2%
•Retail Internet net additions of 23,000; Cable adjusted EBITDA up 1%

Strong Media performance
•Revenue up 24% to $596 million; adjusted EBITDA improved by $36 million
•Signed monumental 12-year agreement with the NHL for national media rights on all platforms in Canada

Reiterates 2025 outlook for total service revenue and adjusted EBITDA growth and capital expenditures and free cash flow ranges

TORONTO (April 23, 2025) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the first quarter ended March 31, 2025.

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended March 31
	2025	2024	% Chg

Total revenue	4,976	4,901	2
Total service revenue	4,447	4,357	2
Adjusted EBITDA [1]	2,254	2,214	2
Net income	280	256	9
Adjusted net income [1]	543	540	1

Diluted earnings per share	$0.50	$0.46	9
Adjusted diluted earnings per share [1]	$0.99	$0.99	—

Cash provided by operating activities	1,296	1,180	10
Free cash flow [1]	586	586	—

"In the first quarter, we delivered positive revenue and adjusted EBITDA growth while growing mobile phone and Internet net additions against the backdrop of a slowing economy," said Tony Staffieri, President and CEO. "We are executing with discipline, deleveraging our balance sheet ahead of schedule, and making strategic investments to drive long-term growth."

1    Adjusted EBITDA is a total of segments measure. Free cash flow and debt leverage ratio are capital management measures. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" in our Q1 2025 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	1	First Quarter 2025

Strategic Highlights
The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Awarded Canada’s most reliable wireless network by Opensignal in February 2025.
•Recognized as Canada's most reliable Internet by Opensignal in March 2025.
•Launched the first commercial deployment in Canada of Ericsson 5G Cloud RAN technology.

Deliver easy to use, reliable products and services
•Launched Rogers Xfinity Storm-Ready WiFi nationally, Canada's first home Internet backup solution.
•Launched Rogers Xfinity App TV, an app-only bundle that brings together live and on-demand TV and streaming services.
•Launched popular HGTV, Food Network, Magnolia, Discovery, and Discovery ID channels.

Be the first choice for Canadians
•Renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season.
•Broadcast the 4 Nations Face-Off championship game, the second most-watched hockey game ever on Sportsnet.
•Broadcast Canada’s #1 Canadian original drama, Citytv’s Law & Order Toronto: Criminal Intent, for the second year in a row.

Be a strong national company investing in Canada
•Invested $978 million in capital expenditures, the majority of which was in our networks.
•Signed a three-year agreement with the Toronto International Film Festival to be the Presenting Partner of the Festival.
•Expanded access to hockey for newcomers and underprivileged youth.

Be the growth leader in our industry
•Grew total service revenue and adjusted EBITDA by 2%.
•Reported industry-leading margins in our Wireless and Cable operations.
•Generated substantial free cash flow of $586 million and cash flow from operating activities of $1,296 million.

Subsidiary Equity Investment
On April 4, 2025, we announced we had entered into a definitive agreement with funds managed by Blackstone, backed by leading Canadian institutional investors, for a US$4.85 billion (approximately $7 billion) equity investment (the "network transaction"). Under the terms of the network transaction, Blackstone will acquire a non-controlling interest in a new Canadian subsidiary of Rogers that will own a minor part of our wireless network. We will maintain full operational control of our network and we will include the financial results of the subsidiary in our consolidated financial statements. We intend to use the net proceeds from the network transaction to repay debt.

Following the closing of the network transaction, Blackstone will hold a 49.9% equity interest (with a 20% voting interest) in the subsidiary and we will hold a 50.1% equity interest (with an 80% voting interest) in the subsidiary. Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in the subsidiary. The Blackstone investment will be reported as equity in our consolidated financial statements.

During the first five years of Blackstone's investment, the subsidiary will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and Rogers of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment.

The network transaction is expected to close shortly after all closing conditions are waived or satisfied. Please see our material change report filed on sedarplus.ca on April 4, 2025 for more information. In connection with the network transaction, we received the requisite consent from the holders of our outstanding senior notes for certain proposed clarifying amendments to the indentures governing those securities, and will pay an aggregate of approximately $30 million to the consenting holders for their consents concurrently with closing the network transaction plus approximately $19 million of other directly attributable transaction costs.

Rogers Communications Inc.	2	First Quarter 2025

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue each increased by 2% this quarter, driven by service revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 2% this quarter, primarily as a result of continued growth in our subscriber base. Wireless equipment revenue decreased by 3%, primarily as a result of lower device sales to new and existing subscribers.

Cable revenue decreased by 1% this quarter as a result of continued competitive promotional activity and declines in our Home Phone, Video, and Satellite subscriber bases.

Media revenue increased by 24% this quarter, primarily as a result of higher sports-related revenue, including at the Toronto Blue Jays, and higher subscriber and advertising revenue related to the launch of Warner Bros. Discovery’s suite of channels and content.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 2% this quarter, and our adjusted EBITDA margin increased by 10 basis points, primarily as a result of ongoing productivity and cost efficiencies.

Wireless adjusted EBITDA increased by 2%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA margin of 65%, up 40 basis points.

Cable adjusted EBITDA increased by 1% due to ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 57%, up 110 basis points.

Media adjusted EBITDA increased by $36 million this quarter, primarily due to higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income increased by 9% and 1%, respectively, this quarter, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,296 million (2024 - $1,180 million), which increased as a result of higher adjusted EBITDA and a lower net investment in net operating assets and liabilities partially offset by higher income taxes paid, and free cash flow of $586 million (2024 - $586 million), which was in line with last year.

As at March 31, 2025, we had $7.5 billion of available liquidity2 (December 31, 2024 - $4.8 billion), primarily including $2.7 billion in cash and cash equivalents and $4.0 billion available under our bank and other credit facilities.

Our debt leverage ratio as at March 31, 2025 was 4.3 (December 31, 2024 - 4.5). Had the network transaction closed on March 31, 2025, our debt leverage ratio as at March 31, 2025 would have been 3.6. See "Financial Condition" for more information.

We also returned $269 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on January 29, 2025.

2 Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" in our Q1 2025 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about this measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" in our Q1 2025 MD&A for a reconciliation of available liquidity.

Rogers Communications Inc.	3	First Quarter 2025

About this Earnings Release

This earnings release contains important information about our business and our performance for the three months ended March 31, 2025, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be read in conjunction with our First Quarter 2025 Interim Condensed Consolidated Financial Statements (First Quarter 2025 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our First Quarter 2025 MD&A; our 2024 Annual MD&A; our 2024 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2024 Annual MD&A.

References in this earnings release to the MLSE Transaction are to our proposed acquisition of BCE Inc.'s (Bell) indirect 37.5% ownership stake of Maple Leaf Sports and Entertainment Inc. (MLSE). For additional details regarding the MLSE Transaction, see "MLSE Transaction" in our 2024 Annual MD&A and note 20 to our 2024 Annual Audited Consolidated Financial Statements. References in this earnings release to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at April 22, 2025 and was approved by RCI's Board of Directors (the Board) on that date.

In this earnings release, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2025, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2024 or as at December 31, 2024, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2025 Comcast. Rogers trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other third parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2025 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	4	First Quarter 2025

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2025	2024	% Chg

Revenue
Wireless	2,544	2,528	1
Cable	1,935	1,959	(1)
Media	596	479	24
Corporate items and intercompany eliminations	(99)	(65)	52
Revenue	4,976	4,901	2
Total service revenue [1]	4,447	4,357	2

Adjusted EBITDA
Wireless	1,311	1,284	2
Cable	1,108	1,100	1
Media	(67)	(103)	(35)
Corporate items and intercompany eliminations	(98)	(67)	46
Adjusted EBITDA	2,254	2,214	2
Adjusted EBITDA margin [2]	45.3%	45.2%	0.1	pts

Net income	280	256	9
Basic earnings per share	$0.52	$0.48	8
Diluted earnings per share	$0.50	$0.46	9

Adjusted net income [2]	543	540	1
Adjusted basic earnings per share [2]	$1.01	$1.02	(1)
Adjusted diluted earnings per share	$0.99	$0.99	—

Capital expenditures	978	1,058	(8)
Cash provided by operating activities	1,296	1,180	10
Free cash flow	586	586	—
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q1 2025 MD&A for more information about each of these measures, available at www.sedarplus.ca.

Rogers Communications Inc.	5	First Quarter 2025

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2025	2024	% Chg

Revenue
Service revenue from external customers	2,003	1,986	1
Service revenue from internal customers	23	10	130
Service revenue	2,026	1,996	2
Equipment revenue from external customers	518	532	(3)
Revenue	2,544	2,528	1

Operating costs
Cost of equipment	508	539	(6)
Other operating costs	725	705	3
Operating costs	1,233	1,244	(1)

Adjusted EBITDA	1,311	1,284	2

Adjusted EBITDA margin [1]	64.7%	64.3%	0.4	pts
Capital expenditures	407	404	1
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn and mobile phone ARPU)	2025	2024	Chg

Postpaid mobile phone
Gross additions	337	443	(106)
Net additions	11	98	(87)
Total postpaid mobile phone subscribers [2]	10,779	10,486	293
Churn (monthly)	1.01%	1.10%	(0.09	pts)
Prepaid mobile phone
Gross additions	132	84	48
Net additions (losses)	23	(37)	60
Total prepaid mobile phone subscribers [2]	1,129	1,018	111
Churn (monthly)	3.34%	3.90%	(0.56	pts)
Mobile phone ARPU (monthly) [3]	$56.94	$58.06	($1.12)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2025 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 2% increase in service revenue this quarter was primarily a result of continued growth in our subscriber base, partially offset by the impact of our evolving mobile phone plans that increasingly bundle more services in the monthly service fee.

The decrease in mobile phone ARPU this quarter was a result of ongoing competitive intensity in a slowing market.

The decrease in gross and net additions this quarter was a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Rogers Communications Inc.	6	First Quarter 2025

Equipment revenue
The 3% decrease in equipment revenue this quarter was primarily a result of:
•fewer device upgrades by existing customers; and
•a decrease in new subscribers purchasing devices due to lower gross additions; partially offset by
•a continued shift in the product mix towards higher-value devices.

Operating costs
Cost of equipment
The 6% decrease in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating costs
The 3% increase in other operating costs this quarter was a result of:
•higher service costs; and
•higher costs associated with marketing and advertising initiatives.

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	7	First Quarter 2025

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2025	2024	% Chg

Revenue
Service revenue from external customers	1,907	1,935	(1)
Service revenue from internal customers	17	12	42
Service revenue	1,924	1,947	(1)
Equipment revenue from external customers	11	12	(8)
Revenue	1,935	1,959	(1)

Operating costs	827	859	(4)

Adjusted EBITDA	1,108	1,100	1

Adjusted EBITDA margin	57.3%	56.2%	1.1	pts
Capital expenditures	446	480	(7)

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2025	2024	Chg

Homes passed [2]	10,270	9,992	278
Customer relationships
Net additions	4	7	(3)
Total customer relationships [2]	4,687	4,643	44
ARPA (monthly) [3]	$136.97	$140.10	($3.13)

Penetration [2]	45.6%	46.5%	(0.9	pts)

Retail Internet
Net additions	23	26	(3)
Total retail Internet subscribers [2]	4,296	4,188	108
Video
Net losses	(32)	(27)	(5)
Total Video subscribers [2]	2,585	2,724	(139)
Home Monitoring
Net additions (losses)	5	(1)	6
Total Home Monitoring subscribers [2]	138	88	50
Home Phone
Net losses	(26)	(35)	9
Total Home Phone subscribers [2]	1,481	1,594	(113)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2025 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 1% decrease in service revenue and lower ARPA this quarter were a result of:
•continued competitive promotional activity; and
•declines in our Home Phone, Video, and Satellite subscriber bases.

Operating costs
The 4% decrease in operating costs this quarter was a result of ongoing cost efficiency initiatives, partially offset by increased costs associated with marketing and advertising activities.

Adjusted EBITDA
The 1% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	8	First Quarter 2025

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2025	2024	% Chg

Revenue from external customers	517	415	25
Revenue from internal customers	79	64	23
Revenue	596	479	24

Operating costs	663	582	14

Adjusted EBITDA	(67)	(103)	(35)

Adjusted EBITDA margin	(11.2)%	(21.5)%	10.3	pts
Capital expenditures	36	120	(70)

Revenue
The 24% increase in revenue this quarter was a result of:
•higher sports-related revenue, including at the Toronto Blue Jays; and
•higher subscriber and advertising revenue due to the launch of Warner Bros. Discovery's suite of channels and content.

Operating costs
The 14% increase in operating costs this quarter was a result of:
•higher programming and production costs, including those related to the launch of Warner Bros. Discovery's suite of channels and content; and
•higher player salaries at the Toronto Blue Jays.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	First Quarter 2025

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2025	2024	% Chg

Wireless	407	404	1
Cable	446	480	(7)
Media	36	120	(70)
Corporate	89	54	65

Capital expenditures [1]	978	1,058	(8)

Capital intensity [2]	19.7%	21.6%	(1.9	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2025 MD&A for more information about this measure, available at www.sedarplus.ca.

One of our objectives is to build the biggest and best networks in the country. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at March 31, 2025) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
Capital expenditures in Wireless this quarter were in line with last year as we continued to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The decrease in capital expenditures in Cable this quarter was a result of prioritizing our capital investments and striving to recognize capital efficiencies. Capital expenditures reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The decrease in capital expenditures in Media this quarter was primarily a result of lower Toronto Blue Jays stadium infrastructure expenditures associated with the Rogers Centre modernization project that was substantially completed in the prior year, partially offset by higher IT and digital infrastructure expenditures.

Capital intensity
Capital intensity decreased this quarter as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	10	First Quarter 2025

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2025	2024	% Chg

Adjusted EBITDA	2,254	2,214	2
Deduct (add):
Depreciation and amortization	1,166	1,149	1
Restructuring, acquisition and other	127	142	(11)
Finance costs	579	580	—
Other expense	2	8	(75)
Income tax expense	100	79	27

Net income	280	256	9

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2025	2024	% Chg

Depreciation of property, plant and equipment	931	906	3
Depreciation of right-of-use assets	98	110	(11)
Amortization	137	133	3

Total depreciation and amortization	1,166	1,149	1

Restructuring, acquisition and other

	Three months ended March 31
(In millions of dollars)	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction-related costs	90	112
Shaw Transaction-related costs	37	30

Total restructuring, acquisition and other	127	142

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in the first quarters of 2024 and 2025 include severance and other departure-related costs associated with the targeted restructuring of our employee base and costs related to real estate rationalization programs. In 2025, these costs also include costs related to the network transaction.

The Shaw Transaction-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	11	First Quarter 2025

Finance costs

	Three months ended March 31
(In millions of dollars)	2025	2024	% Chg

Interest on borrowings, net [1]	511	508	1
Interest on lease liabilities	36	35	3
Interest on post-employment benefits	(2)	(2)	—
(Gain) loss on foreign exchange	(11)	109	n/m
Change in fair value of derivative instruments	13	(98)	n/m
Capitalized interest	(9)	(12)	(25)
Deferred transaction costs and other	41	40	2

Total finance costs	579	580	—
n/m – not meaningful
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2025	2024

Statutory income tax rate	26.2%	26.2%
Income before income tax expense	380	335
Computed income tax expense	100	88
Increase (decrease) in income tax expense resulting from:
Non-taxable stock-based compensation	(2)	(6)
Other items	2	(3)

Total income tax expense	100	79

Effective income tax rate	26.3%	23.6%
Cash income taxes paid	188	74

Cash income taxes paid increased this quarter due to higher profit and timing of installments.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2025	2024	% Chg

Net income	280	256	9
Basic earnings per share	$0.52	$0.48	8
Diluted earnings per share	$0.50	$0.46	9

Rogers Communications Inc.	12	First Quarter 2025

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2025	2024	% Chg

Adjusted EBITDA	2,254	2,214	2
Deduct:
Depreciation and amortization [1]	937	907	3
Finance costs	579	580	—
Other expense	2	8	(75)
Income tax expense [2]	193	179	8

Adjusted net income [1]	543	540	1

Adjusted basic earnings per share	$1.01	$1.02	(1)
Adjusted diluted earnings per share	$0.99	$0.99	—
1    Our calculation of adjusted net income excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three months ended March 31, 2025 of $229 million (2024 - $242 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2    Income tax expense excludes recoveries of $93 million (2024 - recoveries of $100 million) for the three months ended March 31, 2025 related to the income tax impact for adjusted items.

Rogers Communications Inc.	13	First Quarter 2025

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2024 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2025	2024

Net income	280	256
Add:
Income tax expense	100	79
Finance costs	579	580
Depreciation and amortization	1,166	1,149
EBITDA	2,125	2,064
Add (deduct):
Other expense	2	8
Restructuring, acquisition and other	127	142

Adjusted EBITDA	2,254	2,214

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2025	2024

Net income	280	256
Add (deduct):
Restructuring, acquisition and other	127	142
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	229	242
Income tax impact of above items	(93)	(100)

Adjusted net income	543	540

Rogers Communications Inc.	14	First Quarter 2025

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2025	2024

Cash provided by operating activities	1,296	1,180
Add (deduct):
Capital expenditures	(978)	(1,058)
Interest on borrowings, net and capitalized interest	(502)	(496)
Interest paid, net	595	555
Restructuring, acquisition and other	127	142
Program rights amortization	(19)	(16)
Change in net operating assets and liabilities	83	289
Other adjustments [1]	(16)	(10)

Free cash flow	586	586
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	15	First Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended March 31
	2025	2024

Revenue	4,976	4,901

Operating expenses:
Operating costs	2,722	2,687
Depreciation and amortization	1,166	1,149
Restructuring, acquisition and other	127	142
Finance costs	579	580
Other expense	2	8

Income before income tax expense	380	335
Income tax expense	100	79

Net income for the period	280	256

Earnings per share:
Basic	$0.52	$0.48
Diluted	$0.50	$0.46

Rogers Communications Inc.	16	First Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at March 31	As at December 31
	2025	2024

Assets
Current assets:
Cash and cash equivalents	2,680	898
Accounts receivable	5,176	5,478
Inventories	562	641
Current portion of contract assets	165	171
Other current assets	1,080	849
Current portion of derivative instruments	274	336
Total current assets	9,937	8,373

Property, plant and equipment	25,191	25,072
Intangible assets	17,725	17,858
Investments	596	615
Derivative instruments	1,095	997
Financing receivables	1,131	1,189
Other long-term assets	1,167	1,027
Goodwill	16,280	16,280

Total assets	73,122	71,411

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,102	2,959
Accounts payable and accrued liabilities	3,616	4,059
Income tax payable	18	26
Other current liabilities	500	482
Contract liabilities	871	800
Current portion of long-term debt	2,256	3,696
Current portion of lease liabilities	603	587
Total current liabilities	9,966	12,609

Provisions	62	61
Long-term debt	42,196	38,200
Lease liabilities	2,195	2,191
Other long-term liabilities	1,805	1,666
Deferred tax liabilities	6,270	6,281
Total liabilities	62,494	61,008

Shareholders' equity	10,628	10,403

Total liabilities and shareholders' equity	73,122	71,411

Rogers Communications Inc.	17	First Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2025	2024
Operating activities:
Net income for the period	280	256
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	1,166	1,149
Program rights amortization	19	16
Finance costs	579	580
Income tax expense	100	79
Post-employment benefits contributions, net of expense	17	15
Income from associates and joint ventures	(2)	(1)
Other	3	4
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,162	2,098
Change in net operating assets and liabilities	(83)	(289)
Income taxes paid	(188)	(74)
Interest paid	(595)	(555)

Cash provided by operating activities	1,296	1,180

Investing activities:
Capital expenditures	(978)	(1,058)
Additions to program rights	(24)	(13)
Changes in non-cash working capital related to capital expenditures and intangible assets	12	87
Acquisitions and other strategic transactions, net of cash acquired	—	(95)
Other	1	13

Cash used in investing activities	(989)	(1,066)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(853)	1,304
Net issuance (repayment) of long-term debt	2,602	(1,108)
Net proceeds (payments) on settlement of debt derivatives	83	(2)
Transaction costs incurred	(38)	(42)
Principal payments of lease liabilities	(133)	(112)
Dividends paid	(185)	(190)
Other	(1)	—

Cash provided by (used in) financing activities	1,475	(150)

Change in cash and cash equivalents	1,782	(36)
Cash and cash equivalents, beginning of period	898	800

Cash and cash equivalents, end of period	2,680	764

Rogers Communications Inc.	18	First Quarter 2025

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•the network transaction, including its expected terms, timing, and closing, the use of proceeds therefrom, and the expected equity treatment for the transaction from our credit rating agencies;
•the completion and financing of the MLSE Transaction;
•our debt leverage ratio, including the impact the network transaction will have on, and how we intend to manage, that ratio; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance" in our 2024 Annual MD&A.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity, including the potential application of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•the MLSE Transaction, and any financing for it from private investors, may not be completed on the anticipated terms or at all;

Rogers Communications Inc.	19	First Quarter 2025

•we may not complete the network transaction on the anticipated terms or timing or at all;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit to the network transaction or our subordinated notes;
•we may use proceeds from the network transaction for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2024 Annual MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections in our 2024 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

About Rogers

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment Community Contact

Paul Carpino
647.435.6470
paul.carpino@rci.rogers.com

Media Contact

Sarah Schmidt
647.643.6397
sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our first quarter 2025 results teleconference with the investment community will be held on:
•April 23, 2025
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on our website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

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Rogers Communications Inc.	20	First Quarter 2025